Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 26, 2016

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at April 1, 2016, unless otherwise specified)

TO OUR SHAREHOLDERS:

From the Chairman

You are invited to attend the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Vancouver time) on Thursday, May 26, 2016 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Your vote is important. We encourage you to participate in this process by voting your shares, and, if possible, by attending the annual general meeting where you can consider and vote on a number of important matters.

Thank you for your support as shareholders and I look forward to seeing you at the Meeting.

Douglas Penrose, CPA, CA

Chairman

From the President and CEO

Considering the major and positive changes underway at First Majestic, our theme of Transformation for this year seemed a natural choice. In the face of market headwinds, transforming this Company was our sole focus for 2015. It remains our focus for 2016, and I believe the results will prove extremely important to the Company’s future.

Transformation means that First Majestic is making the gradual shift from a growth-centric model to more of a manufacturing-based model. Our priorities are to maximize efficiency, bring costs down and instill that culture throughout the Company. This process requires a commitment to deploying state-of-the-art technology while ensuring that every employee understands and commits to the value of our changing systems and focus. It also means we are adding exceptional talent that will help us realize this transformation.

We began this process roughly three years ago, when it became obvious silver prices were in a steady decline and management felt the trend could likely last for a few years. Our results have been gratifying and have showed a substantial drop in costs of 24% year over year due to several cost savings efforts underway.

The highlight of the year was the acquisition of the Santa Elena Silver/Gold Mine, which we obtained through our purchase of SilverCrest Mines in October 2015. Santa Elena represents a key acquisition and becomes First Majestic’s biggest producer. Not only does it add a sixth mine, becoming our largest mine at five million silver equivalent ounces annually, the efficiencies and low costs at Santa Elena will help our other operations improve and reduce overall costs.

Due to low silver prices, we made a decision in early 2015 to reduce silver production at some of our mines in an effort to only produce profitable ounces in this difficult time. However, as a result of the Santa Elena acquisition in Q4, we ended up having our biggest quarter ever and also expect to have a record production year in 2016.

In addition, the acquisition of SilverCrest strengthened our cash flow, improved our working capital situation and helped offset higher-cost operations while we continued the re-engineering and restructuring programs to bring down overall costs, proving to be a very good move for First Majestic.

Another key highlight for 2015 was the completion of our expansion at La Encantada in July, on time. The result was a significant cost reduction at the mine throughout the second half of the year. The reduced costs will help offset the mine’s lower grades, which was the primary objective.

Overall, and most importantly, our process of transformation is helping us build enormous value for First Majestic for years to come. We expect that the efficiencies we are realizing and implementing today will result in long term significant benefits to our shareholders.

Everyone in the First Majestic family has been affected by the rapid pace of change, and these have not been easy times. I am most grateful for the resilience, creativity and perseverance shown by all. This enduring spirit is why First Majestic will thrive in both good times and bad. I look forward to reporting exciting and positive news throughout 2016.

Keith Neumeyer

President and CEO

Page ii

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, May 26, 2016 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2015, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.	To set the number of directors of the Company at six.
2.	To elect the directors of the Company to serve until the next annual general meeting of shareholders.
3.	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.
4.	To vote on an advisory resolution with respect to the Company’s approach to executive compensation.
5.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 1, 2016. Only registered shareholders at the close of business on April 1, 2016 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 24, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

Page iii

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2015 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 25th day of April, 2016.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer

Page iv

Proxy Summary

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

Date	Location	Time
Thursday, May 26, 2016	The Terminal City Club 837 West Hastings Street Vancouver, BC V6C 1B6	10:00 a.m. (Vancouver time)

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendation	Reference Page
Election of Directors	For each nominee	Page 6
Appointment and Remuneration of Auditors	For	Page 15
Advisory Vote on Executive Compensation	For	Page 15

Director Nominees

Shareholders will be asked to elect six directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 6 of this Information Circular.

Page 1 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance	Compensation and Nominating
Keith Neumeyer	President and Chief Executive Officer of the Company	1998	No
Douglas Penrose	Retired	2006	Yes	Chair	•
Robert A. McCallum	Retired	2005	Yes	•	•	Chair
Ramon Davila	Retired	2004	No
Tony Pezzotti	Retired	2001	Yes	•		•
David Shaw	Mining Investment Consultant	2005	Yes		Chair	•
Page 2 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

part One
VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the "Company"). The accompanying form of proxy (the “Proxy”) is for use at the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on May 26, 2016 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless otherwise indicated, all references in this Information Circular to “$” refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.

This Information Circular is dated April 25, 2016. Unless otherwise stated, information in this Information Circular is as of April 1, 2016.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2015 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 13, 2016 in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares that are registered directly in their names. Registered shareholders may vote by attending the Meeting, by appointing proxyholders, by telephone or by voting online.

Page 3 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Registered shareholders that wish to vote in person at the Meeting do not need to complete and deposit the form of proxy (the “Proxy”) and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Registered shareholders that wish to appoint another person, who need not be a shareholder, to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy. Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees in accordance with the instructions of registered shareholders contained in the Proxy. If there are no instructions, those common shares will be voted “for” each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 24, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

A Proxy may be revoked by:

(a)        completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b)        signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c)        attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Non-Registered Holders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSP’s, RRIF’s, RESP’s or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may vote in person or through a proxyholder at the Meeting or through intermediaries using the voting instruction form (or other form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other form) for further details and instructions.

If a non-registered shareholder wishes to vote in person or through a proxyholder at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

Page 4 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a)      carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b)      unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver, British Columbia time) on May 23, 2016 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 1, 2016 there were 156,032,304 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 1, 2016 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a Proxy or, where applicable, a voting instruction form, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Page 5 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at the offices of the Company’s transfer agent, Computershare Trust Company of Canada and at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

part Two
BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements for the year ended December 31, 2015, together with the auditor’s report thereon.
2.	Setting the number of directors at six.
3.	Electing the directors who will serve until the next annual general meeting of shareholders.
4.	Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors to set their remuneration.
5.	Voting on an advisory resolution with respect to the Company’s approach to executive compensation.
6.	Any such other business as may properly be brought before the Meeting.

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2015, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2015 Annual Report and are available at www.firstmajestic.com/s/AGM.asp or under the Company’s profile at www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The number of directors on the board of directors (the “Board of Directors” or “Board”) of the Company is currently set at six. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in “Nominees for Election of Directors” for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder’s shares are to be withheld from voting on the election of directors.

Page 6 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Majority Voting Policy

On April 11, 2013, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. This policy applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board, and at which more than 15% of the outstanding common shares of the Company are represented in person or by proxy. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Compensation and Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Compensation and Nominating Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Compensation and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Compensation and Nominating Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Compensation and Nominating Committee at which the resignation is considered.

Pursuant to the advance notice policy (the “Advanced Notice Policy”) adopted by the Board of Directors on April 11, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 21, 2016. No such nominations have been received by the Company prior to the date hereof.

Director Tenure Policy

On March 6, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). The Director Tenure Policy was amended on December 3, 2015. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

•	For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or
•	For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may, on recommendation from the Compensation and Nominating Committee extend the term of a non-management director who joined the Board on or after January 1, 2015 for a subsequent five year period.

Nominees for Election as Directors

The tables below set out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 1, 2016, and as at December 31, 2015 and 2014. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of shareholders held on May 21, 2015.

Page 7 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

KEITH NEUMEYER
Zug, Switzerland Age: 56 Director since December 1998 Not Independent Principal Occupation: President and Chief Executive Officer of the Company since November 2001
	Mr. Neumeyer has worked in the investment community for 30 years, Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.
	Voting Results of 2015 Annual General Meeting				2015 Continuing Education
For	Withheld	TD Securities Mining Conference
GSA Investor Day
BMO Capital Markets Global Metals & Mining Conference
Prospectors & Developers Association of Canada (PDAC) Conference
Mines & Money Asia
European Gold Forum
BAML Global Metals, Mining and Steel Conference
Sprott Natural Resources Symposium
Bank of America Merrill Lynch Canada Mining Conference
Beaver Creek Precious Metals Summit
Denver Gold Show
XXXI International Convention of Mining
London Metals Exchange Week
International Precious Metals & Commodities Show
Cambridge House Gold & Silver Summit Conference
					Multiple site visits to the Company’s mines
	99.36%	0.64%

	Board and Committee Membership		Attendance		Other Reporting Issuer Directorships
	Board		11 / 11	100%	First Mining Finance Corp.
	Primary Skills and Expertise
	Strategic Leadership, International Business, Mergers and Acquisitions, Corporate Finance, Operations, Industry Expertise, Accounting
	Options and Common Shares (Outstanding as at April 1, 2016)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
	2016	1,090,000	3,322,000		$22,858,103	Yes
	Options and Common Shares (Outstanding as at December 31)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(2)(3)(4)	Meets Ownership Guidelines
	2015	840,000	3,322,000		$10,824,654	Yes
	2014	640,000	3,309,500		$16,631,760	Yes

(1)	The value of the common shares at April 1, 2016 is based on the closing price on the Toronto Stock Exchange (the “TSX”) as of April 1, 2016 of C$8.45 converted to $6.48 using the April 1, 2016 exchange rate of $0.7665.
(2)	The value at December 31, 2015 is based on the closing price on the TSX as of December 31, 2015 of C$4.51 converted to $3.26 at year end exchange rate of $0.7225.
(3)	The value at December 31, 2014 is based on the closing price on the TSX as of December 31, 2014 of C$5.83 converted to $5.03 at year end exchange rate of $0.8620.
(4)	None of Mr. Neumeyer’s options were in-the-money as of December 31, 2015.

Page 8 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

DOUGLAS PENROSE, B. Comm., CPA, CA
Summerland, British Columbia, Canada Age: 68 Director since September 2006 Chairman of the Board since January 1, 2012 Independent Principal Occupation: Retired

Mr. Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. Mr. Penrose brings over 20 years of experience in leadership positions in accounting and corporate finance. Mr. Penrose was formerly the Vice President of Finance and Corporate Services for the British Columbia Lottery Corporation.

	Voting Results of 2015 Annual General Meeting				2015 Continuing Education
	For	Withheld			Site visits to Company’s mines
	99.34%	0.66%
	Board and Committee Membership		Attendance		Other Reporting Issuer Directorships
	Board Audit Committee (Chair) Corporate Governance Committee		11 / 11 8 / 8 2 / 2	100% 100% 100%	None
	Primary Skills and Expertise
	Strategic Leadership, International Business, Mergers and Acquisitions, Corporate Finance, Industry Expertise, Accounting, Risk Management, Human Resources, Information Technology
	Options and Common Shares (Outstanding as at April 1, 2016)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
	2016	174,954	60,000		$673,463	Yes
	Options and Common Shares (Outstanding as at December 31)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(2)(3)(4)	Meets Ownership Guidelines
	2015	104,538	60,000		$195,509	Yes
	2014	104,927	60,000		$301,528	Yes

(1)	The value of the common shares at April 1, 2016 is based on the closing price on the TSX as of April 1, 2016 of C$8.45 converted to $6.48 using the April 1, 2016 exchange rate of $0.7665.
(2)	The value at December 31, 2015 is based on the closing price on the TSX as of December 31, 2015 of C$4.51 converted to $3.26 at year end exchange rate of $0.7225.
(3)	The value at December 31, 2014 is based on the closing price on the TSX as of December 31, 2014 of C$5.83 converted to $5.03 at year end exchange rate of $0.8620.
(4)	None of Mr. Penrose’s options were in-the-money as of December 31, 2015.
Page 9 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

ROBERT A. McCALLUM, B.Sc., P.Eng
North Vancouver, British Columbia, Canada Age: 79 Director since December 2005 Independent Principal Occupation: Retired

Mr. McCallum, now retired, was most recently the president of Kensington Resources Ltd. (“Kensington”), a Canadian public mining company, prior to its merger with Shore Gold Inc. (SGF:TSX) (“Shore Gold”). During Mr. McCallum's tenure at Kensington, he advanced Kensington from a junior exploration company to an advanced-stage development company, increasing the company's profile and eventually orchestrating a merger with Shore Gold. Mr. McCallum graduated in 1959 from the University of Witwatersrand, South Africa, with a Bachelor of Engineering (Mining) followed in 1971 by a PMD (Program for Management Development) at Harvard Graduate School of Business, Boston, Massachusetts. He has a wealth of experience in mining having worked with DeBeers Consolidated Mines and Anglo American Corp Ltd. in South Africa followed by Denison Mines Limited, Cyprus Anvil Mining Corp., Potash Corporation of Saskatchewan in Canada and Philex Mining in the Philippines.

	Voting Results of 2015 Annual General Meeting				2015 Continuing Education
For	Withheld	Deloitte Director Series - Issues for the Human Resource Committee
Deloitte Director Series - Disruption and Innovation
Ernst & Young - Managing Mining Risk in an Era of Transparency
Site visits to Company’s mines

	99.16%	0.83%

	Board and Committee Membership		Attendance		Other Reporting Issuer Directorships
	Board Audit Committee Corporate Governance Committee (Chair)		11 / 11 8 / 8 2 / 2	100% 100% 100%	None
	Primary Skills and Expertise
	Strategic Leadership, International Business, Mergers and Acquisitions, Corporate Finance, Operations, Industry Expertise, Accounting, Risk Management, Human Resources
	Options and Common Shares (Outstanding as at April 1, 2016)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
	2016	174,954	67,000		$718,801	Yes
	Options and Common Shares (Outstanding as at December 31)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(2)(3)(4)	Meets Ownership Guidelines
	2015	104,538	67,000		$218,318	Yes
	2014	104,927	67,000		$336,706	Yes

(1)	The value of the common shares at April 1, 2016 is based on the closing price on the TSX as of April 1, 2016 of C$8.45 converted to $6.48 using the April 1, 2016 exchange rate of $0.7665.
(2)	The value at December 31, 2015 is based on the closing price on the TSX as of December 31, 2015 of C$4.51 converted to $3.26 at year end exchange rate of $0.7225.
(3)	The value at December 31, 2014 is based on the closing price on the TSX as of December 31, 2014 of C$5.83 converted to $5.03 at year end exchange rate of $0.8620.
(4)	None of Mr. McCallum’s options were in-the-money as of December 31, 2015.
Page 10 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

RAMON DAVILA, Ing.
Durango, Mexico Age:62 Director since April 2004 Not Independent Principal Occupation: Retired

Mr. Davila, a Mexican citizen residing in Durango, has an Engineering degree in Mining and Metallurgy and a Master’s degree in Minerals Economics. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the Vice President of Mining Operations for Luismin until 1993. From 1998 until 2003 Mr. Davila was President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations. Mr. Davila was the Chief Operating Officer of the Company from December 2004 to June 2014 and is now retired.

Mr. Davila was also the National President for the Association of Mining Metallurgists and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

	Voting Results of 2015 Annual General Meeting				2015 Continuing Education
	For	Withheld			Mining Conference - Acapulco Site visits to the Company’s mines
	99.37%	0.63%
	Board and Committee Membership		Attendance		Other Reporting Issuer Directorships
	Board		10 / 11	91%	First Mining Finance Corp.
	Primary Skills and Expertise

Strategic Leadership, International Business, Mergers and Acquisitions, Corporate Finance, Operations, Industry Expertise, Accounting, Risk Management, Human Resources, Government and Community Relations

	Options and Common Shares (Outstanding as at April 1, 2016)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
	2016	575,027	320,000		$2,357,463	Yes
	Options and Common Shares (Outstanding as at December 31)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(2(3)(4)	Meets Ownership Guidelines
	2015	504,611	375,000		$1,221,928	Yes
	2014	555,000	375,000		$1,884,548	Yes

(1)	The value of the common shares at April 1, 2016 is based on the closing price on the TSX as of April 1, 2016 of C$8.45 converted to $6.48 using the April 1, 2016 exchange rate of $0.7665.
(2)	The value at December 31, 2015 is based on the closing price on the TSX as of December 31, 2015 of C$4.51 converted to $3.26 at year end exchange rate of $0.7225.
(3)	The value at December 31, 2014 is based on the closing price on the TSX as of December 31, 2014 of C$5.83 converted to $5.03 at year end exchange rate of $0.8620.
(4)	None of Mr. Davila’s options were in-the-money as of December 31, 2015.
Page 11 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

TONY PEZZOTTI
Burnaby, British Columbia, Canada Age: 75 Director since November 2001 Independent Principal Occupation: Retired

Mr. Pezzotti joined the Board of First Majestic in November 2001. Tony is a seasoned Board member who has served on several public company boards, including Offshore Systems International Ltd. (OSI-T), First Quantum and Kensington. Mr. Pezzotti was General Manager and co-owner of a steel fabrication company and is now retired.

	Voting Results of 2015 Annual General Meeting				2015 Continuing Education
	For	Withheld			Cambridge House Resource Investment Conference Site visits to Company’s mines
	99.17%	0.83%
	Board and Committee Membership		Attendance		Other Reporting Issuer Directorships
	Board Audit Committee Compensation and Nominating Committee (Chair)		11 / 11 8 / 8 4 / 4	100% 100% 100%	None
	Primary Skills and Expertise
	Strategic Leadership, Mergers and Acquisitions, Industry Expertise, Accounting, Risk Management, Human Resources
	Options and Common Shares (Outstanding as at April 1, 2016)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
	2016	174,954	564,956		$3,944,024	Yes
	Options and Common Shares (Outstanding as at December 31)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(2)(3)(4)	Meets Ownership Guidelines
	2015	104,538	619,956		$2,020,111	Yes
	2014	104,927	684,956		$3,442,219	Yes

(1)	The value of the common shares at April 1, 2016 is based on the closing price on the TSX as of April 1, 2016 of C$8.45 converted to $6.48 using the April 1, 2016 exchange rate of $0.7665.
(2)	The value at December 31, 2015 is based on the closing price on the TSX as of December 31, 2015 of C$4.51 converted to $3.26 at year end exchange rate of $0.7225.
(3)	The value at December 31, 2014 is based on the closing price on the TSX as of December 31, 2014 of C$5.83 converted to $5.03 at year end exchange rate of $0.8620.
(4)	None of Mr. Pezzotti’s options were in-the-money as of December 31, 2015.

Page 12 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

DAVID SHAW, Ph.D.
Vancouver, British Columbia Canada Age: 64 Director since January 2005 Independent Principal Occupation: Mining Investment Consultant

Since completing his doctorate over 35 years ago, Mr. Shaw has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources (“Chevron”) in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Mr. Shaw's career, he has built strong relationships with European financial institutions and the global mining community.

	Voting Results of 2015 Annual General Meeting				2015 Continuing Education
	For	Withheld			PDAC 2015 Short course - Structures Controls of Mineralization Mine visits in Brazil and Nicaragua Property reviews in Canada and US Site visits to Company’s mines
	97.22%	2.78%
	Board and Committee Membership		Attendance		Other Reporting Issuer Directorships
	Board Corporate Governance Committee Compensation and Nominating Committee		11 / 11 2 /2 4 / 4	100% 100% 100%	First Mining Finance Corp. Great Quest Fertilizer Ltd. Medallion Resources Ltd.
	Primary Skills and Expertise
	Strategic Leadership, International Business, Mergers and Acquisitions, Corporate Finance, Operations, Industry Expertise, Accounting, Risk Management, Human Resources
	Options and Common Shares (Outstanding as at April 1, 2016)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
	2016	174,954	80,000		$803,001	Yes
	Options and Common Shares (Outstanding as at December 31)
	Year	Options	Common Shares		Total Value of Common Shares and in-the-money Options(2)(3)(4)	Meets Ownership Guidelines
	2015	104,538	80,000		$260,678	Yes
	2014	104,927	80,000		$402,037	Yes

(1)	The value of the common shares at April 1, 2016 is based on the closing price on the TSX as of April 1, 2016 of C$8.45 converted to $6.48 using the April 1, 2016 exchange rate of $0.7665.
(2)	The value at December 31, 2015 is based on the closing price on the TSX as of December 31, 2015 of C$4.51 converted to $3.26 at year end exchange rate of $0.7225.
(3)	The value at December 31, 2014 is based on the closing price on the TSX as of December 31, 2014 of C$5.83 converted to $5.03 at year end exchange rate of $0.8620.
(4)	None of Mr. Shaw’s options were in-the-money as of December 31, 2015.
Page 13 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 1, 2016.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;
(b)	was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices - Assessments”, the Board of Directors has adopted an annual formal assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Ramon Davila	Robert McCallum	Douglas Penrose	Tony Pezzotti	David Shaw
Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.	•	•	•	•	•	•
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.	•	•	•	•		•
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	•	•	•	•	•	•
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	•	•	•	•		•

Page 14 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Keith Neumeyer	Ramon Davila	Robert McCallum	Douglas Penrose	Tony Pezzotti	David Shaw
Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.	•	•	•			•
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	•	•	•	•	•	•
Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.	•	•	•	•	•	•
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.		•	•	•	•	•
Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.		•	•	•	•	•
Information Technology - Experience developing and implementing leading information technology practices at a major organization.				•
Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.		•

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Public Accounting Firm, of Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

Say on Pay Advisory Vote

On March 6, 2014, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as “Say-on-Pay” (the “Say-on-Pay Policy”). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company’s compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

Page 15 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular for this meeting

As this is an advisory vote, the results are non-binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase their engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. A summary of the significant comments relating to compensation from shareholders will be included in the Company’s management information circular for the subsequent year and an explanation as to any changes to be made to compensation plans or why no changes are contemplated will be disclosed.

part Three
STATEMENT OF CORPORATE
GOVERNANCE PRACTICES

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the “Board Mandate”) provided in Appendix “A” hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 - Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 - Corporate Governance Disclosure (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board consists of six directors, of whom four (a majority) are independent. None of the four independent directors has any direct or indirect material relationship with the Company (other than as a holder of shares or options of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that directors’ independent judgment. Robert McCallum, Douglas Penrose, Tony Pezzotti and David Shaw are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company and Ramon Davila is the former Chief Operating Officer. As an officer and former officer of the Company, respectively, neither Mr. Neumeyer nor Mr. Davila are independent directors.

Page 16 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Director Nominees	Independent	Non-Independent	Reason for Non-Independence
Keith Neumeyer		•	Chief Executive Officer
Ramon Davila, Ing.		•	Former Chief Operating Officer
Robert A. McCallum, B. Sc., P. Eng	•
Douglas Penrose, B. Comm., CPA, CA	•
Tony Pezzotti	•
David Shaw, Ph. D.	•

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
Keith Neumeyer	First Mining Finance Corp.	Chairman	Audit Committee Corporate Governance Committee Compensation Committee
David Shaw	First Mining Finance Corp.	----	Audit Committee Corporate Governance Committee Compensation Committee
	Great Quest Fertilizer Ltd.	----	Audit Committee
	Medallion Resources Ltd.	----	----
Ramon Davila	First Mining Finance Corp.	----	----

Each of Keith Neumeyer, David Shaw and Ramon Davila is also a member of the board of directors of First Mining Finance Corp. (“FMF”), a mineral exploration holding company listed on the TSX Venture Exchange. This constitutes a “Board Interlock” for purposes of the Board Mandate. In addition, Messrs. Neumeyer and Shaw are both members of FMF’s Audit Committee, Corporate Governance Committee and Compensation Committee. This constitutes a “Committee Interlock” for the purposes of the Board Mandate. The Board has determined that, in its judgment, this Board Interlock and this Committee Interlock do not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, the Company owns a significant number of shares of FMF and FMF is focused on exploration properties while the Company is focused on development properties. In the event of a conflict, each of the directors will be required to act in accordance with his obligations under the Code (as defined under the heading “Ethical Business Conduct”) and applicable corporate law as described under “Ethical Business Conduct”.

Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2015, the independent directors held four in-camera meetings (one at the end of each quarterly board meeting) and seven in-camera meetings at the end of Audit Committee meetings.

Page 17 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Chairman

The Chairman of the Board, Douglas Penrose, is an independent director. The Chairman of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chairman of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Corporate Governance Committee with its annual review of the performance of directors and the Board as a whole.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2015, the Board held 11 meetings, the Audit Committee held eight meetings, the Compensation and Nominating Committee held four meetings and the Corporate Governance Committee held two meetings. The following table provides details regarding attendance of each director at the Board and committee meetings during the financial year ended December 31, 2015.

Director	Board of Directors	Audit Committee	Corporate Governance Committee	Compensation and Nominating Committee	Committees (Total)	Overall Attendance
Keith Neumeyer	11 / 11 (100%)				___	11 / 11 (100%)
Ramon Davila	10 / 11 (91%)				___	10 / 11 (91%)
Robert McCallum	11 / 11 (100%)	8 / 8	2 / 2(1)	4 / 4	14 / 14 (100%)	25 / 25 (100%)
Douglas Penrose	11 / 11 (100%)	8 / 8 (1)	2 / 2		10 / 10 (100%)	21 / 21 (100%)
Tony Pezzotti	11 / 11 (100%)	8 / 8		4 / 4(1)	12 / 12 (100%)	23 / 23 (100%)
David Shaw	11 / 11 (100%)		2 / 2	4 / 4	6 / 6 (100%)	17 / 17 (100%)
(1)	Indicates such director as the Chair of the committee.

Board Mandate

The Board Mandate was implemented by the Board effective November 28, 2013, and is attached as Appendix “A” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. See “Board of Directors - Chairman” for a description of the Chairman of the Board’s role and responsibilities.

Page 18 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interest of its shareholders. The Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The Chairman of the Audit Committee, Douglas Penrose is an independent director. The Chairman of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chairman of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings, chair Audit Committee meetings, report to the Board on the activities, findings and recommendations of the Audit Committee and ensure annual performance evaluation of the Audit Committee and Audit Committee members.

The Chairman of the Corporate Governance Committee, David Shaw, is an independent director. The Chairman of the Corporate Governance Committee provides leadership to enhance the effectiveness of the Corporate Governance Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance Committee, as outlined in the Corporate Governance Committee Mandate, are well understood by the members of the Corporate Governance Committee and executed as effectively as possible. The Chairman of the Corporate Governance Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance Committee meetings, chair Corporate Governance Committee meetings, report to the Board on the activities, findings and recommendations of the Corporate Governance Committee, ensure annual performance evaluation of the Corporate Governance Committee and investigate complaints received under the Company’s Whistleblower Policy (see “Whistleblower Policy” below).

The Chairman of the Compensation and Nominating Committee, Robert McCallum, is an independent director. The Chairman of the Compensation and Nominating Committee provides leadership to enhance the effectiveness of the Compensation and Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Compensation and Nominating Committee, as outlined in the Compensation and Nominating Committee Mandate, are well understood by the members of the Compensation and Nominating Committee and executed as effectively as possible. The Chairman of the Compensation and Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation and Nominating Committee meetings, chair Compensation and Nominating Committee meetings, report to the Board on the activities, findings and recommendations of the Compensation and Nominating Committee and ensure annual performance evaluation of the Compensation and Nominating Committee.

The Board of Directors has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company’s history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board of Directors seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As a part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets. In December 2015, the directors visited each of the Santa Elena Silver/Gold Mine, the Del Toro Silver Mine and the La Encantada Silver Mine.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors. Board members have full access to the Company’s records.

Page 19 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2015:

Date and Place	Event	Directors Attending
January 2015 Vancouver	Cambridge House Investment Conference	Pezzotti
January 2015 Toronto	TD Securities Mining Conference	Neumeyer
February 2015 Florida	GSA Investor Day	Neumeyer
February 2015 Florida	BMO Capital Markets Global Metals & Mining Conference	Neumeyer
March 2015 Toronto	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer, Shaw
March 2015 Hong Kong	Mines & Money Conference	Neumeyer
March 2015 Mexico	Visits to La Encantada and San Martin Silver Mines	Neumeyer
April 2015 Vancouver	Deloitte Director Series - Issues for the Human Resource Committee	McCallum
April 2015 Zurich	European Gold Forum	Neumeyer
May 2015 Miami	BAML Global Metals, Mining & Steel Conference	Neumeyer
July 2015 Vancouver	Sprott Natural Resource Symposium	Neumeyer
June 2015 Vancouver	Ernst & Young - Managing Mining Risk in an Era of Transparency	McCallum
June 2015 Brazil	Mine site visits	Shaw
August 2015 Nicaragua	Mine site visits	Shaw
September 2015 Toronto	Bank of America Merrill Lynch Canada Mining Conference	Neumeyer
September 2015 Beaver Creek	Precious Metals Summit	Neumeyer
September 2015 Denver	Denver Gold Show	Neumeyer
October 2015 Mexico	Visit to La Guitarra Silver Mine	Neumeyer
October 2015 Acapulco	XXXI International Convention of Mining	Neumeyer
October 2015 London, UK	London Metals Exchange Week	Neumeyer
October 2015 Vancouver	Deloitte Director Series - Disruption and Innovation	McCallum
November 2015 Munich	International Precious Metals & Commodities Show	Neumeyer
November 2015 San Francisco	Cambridge House Gold & Silver Summit Conference	Neumeyer
December 2015 Mexico	Visits to Santa Elena, Del Toro and La Encantada Silver Mines	Neumeyer, Davila, Penrose, Pezzotti, McCallum and Shaw

Page 20 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code on an annual basis. Any non-compliance with the Code is required to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company’s Chief Executive Officer and the Corporate Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Diversity Policy

As an extension of the Code, the Board recently adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the “Diversity Policy”). The Diversity Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity throughout the Company. To this end, the Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

The Diversity Policy requires that each year the Company report on the proportion of female and minority personnel in senior executive positions and on the Board in the Company’s management information circular. As at December 31, 2015, (a) 20% of the Company’s personnel at the executive management level was female and 60% of such personnel identified themselves as part of a minority group and (b) the Company’s Board did not include any female members and 16.7% of Board members identified themselves as belonging to a minority group.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the “Whistleblower Policy”) which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by this policy. Reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee and Chief Executive Officer who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

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Nomination of Directors

The Compensation and Nominating Committee, which consists of Robert McCallum, David Shaw and Tony Pezzotti, all of whom are independent, is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Compensation and Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an “evergreen” list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Compensation and Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The Committee may also engage a third party service firm to assist with recruitment of candidates for the Board. In accordance with the Diversity Policy, while the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

Compensation

The Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation and Nominating Committee have experience acting on board compensation committees and overseeing compensation and benefit programs. The Company’s Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Company’s Stock Option Plan. The Board as a whole determines the stock option grants for each director.

The Company generally engages a third party compensation consultant to provide specific advice to it on executive and director compensation matters; however, during the last two completed fiscal years, due to economic conditions, the Company did not engage a compensation consultant and executive and director compensation remained unchanged, other than an increase in 2015 for the Chief Transformation Officer as a result of the change of position from Chief Information Officer to Chief Transformation Officer.

Corporate Governance Committee

The Corporate Governance Committee which consists of David Shaw, Douglas Penrose and Robert McCallum, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board.
•	Review at least annually the performance of the Board as a whole.
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•	Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.
•	Evaluate the performance of the Chairman of the Board.
•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.
•	On an annual basis, review the indemnification polices of the Company, general liability insurance policy and directors’ and officers’ insurance policy.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified. As discussed above under “Corporate Governance Committee”, the Corporate Governance Committee undertakes this assessment on behalf of the Board.

part Four
DIRECTOR COMPENSATION

Compensation of Directors

Other than compensation paid to the Named Executive Officers who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined in Part Six of this Information Circular) who are also directors, during the Company’s most recently completed financial year:

Name	Fees Earned(1) ($)	Share-based Awards ($)	Option-based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Ramon Davila	$114,953	Nil	$77,952	Nil	Nil	$2,238	$195,143
Robert McCallum	$128,716	Nil	$77,952	Nil	Nil	$1,564	$208,232
Douglas Penrose	$206,915	Nil	$77,952	Nil	Nil	$1,564	$286,431
Tony Pezzotti	$134,972	Nil	$77,952	Nil	Nil	$1,564	$214,488
David Shaw	$111,043	Nil	$77,952	Nil	Nil	$1,564	$190,559

(1)	All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7820.
(2)	The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $1.57, expected dividend yield: nil, average risk-free interest rate: 1.16%, expected life: 3.38 years and expected volatility: 44.0%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing option-based payments.
(3)	Represents an allowance in respect of miscellaneous out-of-pocket expenses incurred in acting as a director of the Company.
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Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Stock Option Plan (as defined under the heading “Compensation Discussion & Analysis”). The Board of Directors as a whole determines the stock option grants for each director, after recommendation by the Compensation Committee.

The following table shows a breakdown of the fees payable to non-management directors in each of 2014, 2015 and 2016 as set by the Board for service on the Board and/or a committee of the Board, as applicable:

Nature of Board Duty	2014(1)	2015(2)	2016(3)
Annual Retainer Fee for each Independent Member of the Board:
• for all Independent Directors	$122,226	$112,060	$93,925
• additional retainer for Chairman of the Board	$84,618	$77,580	$65,025
Additional Annual Retainer Fee for Chairman of the Audit Committee	$18,804	$17,240	$14,450
Additional Annual Retainer Fee for Chairman of the Compensation and Nominating Committee	$18,804	$17,240	$14,450
Additional Annual Retainer Fee for Chairman of the Corporate Governance Committee	$9,402	$8,620	$7,225
Fee for each Board meeting attended	$940	$862	$723
Fee for each Audit Committee meeting attended by an Independent Director	$1,128	$1,034	$867
Fee for each Compensation and Nominating Committee meeting attended by an Independent Director	$940	$862	$723
Fee for each Corporate Governance Committee meeting attended by an Independent Director	$940	$862	$723
Credit for expenses incurred	$1,880	$1,724	$1,445
Credit for education expenses	$1,880	$1,724	$1,445
(1)	All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.9402, being the noon exchange rate quoted by the Bank of Canada on December 31, 2013.

(2)	All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.8620, being the noon exchange rate quoted by the Bank of Canada on December 31, 2014.
(3)	All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.
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Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the independent directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout of value vested share-based awards not paid out or distributed ($)
RamonDavila	49,611	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
Robert McCallum	49,611	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
Douglas Penrose	49,611	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
Tony Pezzotti	49,611	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
David Shaw	49,611	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at December 31, 2015 using the year-end share price as reported by the TSX of C$4.51or $3.26.

Compensation of Directors - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each independent director:

Name	Option-based awards - Value vested during the year(1)(2) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ramon Davila	Nil	Nil	Nil
Robert McCallum	Nil	Nil	Nil
Douglas Penrose	Nil	Nil	Nil
Tony Pezzotti	Nil	Nil	Nil
David Shaw	Nil	Nil	Nil
(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. A total of 74,120 options vested to the directors during the most recent financial year and no options were exercised during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2015.
(2)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.
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Director Share Ownership Requirement

The Company has a minimum share ownership requirement for directors, under which directors are required to own a minimum of 30,000 common shares of the Company. Directors have three years to comply with the requirement from their initial election or appointment, as the case may be. As of the date of this Information Circular, all directors of the Company comply with the share ownership requirement.

part Five
EXECUTIVE COMPENSATION

Introduction

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The Company’s compensation is intended to meet the Company’s compensation objectives, which are to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board each year. Compensation is linked to key performance metrics such as production levels, cash costs, cash flows and cash targets. Key target metrics relate only to metrics that executive officers and employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as cash flows or cash in treasury are established for the executive officers and corporate office personnel in Vancouver, Canada and Durango, México. As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year; and
(c)	“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2015, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company; Salvador Garcia, the Chief Operating Officer of the Company; Raymond Polman, the CFO of the Company; Martin Palacios, the Chief Transformation Officer of the Company; and Connie Lillico, the Corporate Secretary of the Company.

The following is a brief biography for each of the Named Executive Officers:

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KEITH NEUMEYER
President Chief Executive Officer	Mr. Neumeyer has worked in the investment community for over 32 years beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

SALVADOR GARCIA
Chief Operating Officer	Prior to joining First Majestic in January 2013, Mr. García held several positions in the mining industry, most recently as Vice President Mexico for Goldcorp Inc., a senior gold producer. Mr. García was employed by Luismin prior to its acquisition by Goldcorp for a period of 25 years. He worked in positions ranging from Mine Superintendent, General Manager and Operations Director and was later promoted to the senior management team of Goldcorp as Vice President Mexico. While in those positions, he was responsible for the operations at the Tayoltita and San Antonio mines and was involved in the development, construction and operation of the Los Filos, El Sauzal and Peñasquito mines. Mr. Garcia graduated with a bachelor's degree in mine engineering from the School of Mines at the University of Guanajuato, Mexico. Mr. Garcia was the Vice President Operations of the Company from January 2013 to June 2014 and has been the Chief Operating Officer of the Company since July 2014.

RAYMOND POLMAN, B. SC. (ECON), CA
Chief Financial Officer	Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of the Company since February 2007. In the six years prior joining First Majestic in 2007, Mr. Polman acted as Chief Financial Officer for a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia.

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MARTIN PALACIOS, MBA, CMC
Chief Transformation Officer	Mr. Palacios brings over 20 years of information technology experience to First Majestic, including over three years with Goldcorp, a senior gold producer, where he held the position of Director of Global Applications and IT (Mexico Region). During his tenure at Goldcorp, he created and implemented the global applications framework for most of Goldcorp's sites, standardized and automated consolidation process. Mr. Palacios was also responsible for prototyping Goldcorp's business intelligence strategy. In addition to his experience with Goldcorp, Mr. Palacios has consulted for Gemcom Software (a mining solution vendor), provided advisory services to the Jimmy Pattison Group across their portfolio of companies and led the western region IT effectiveness practice for KPMG. He was also previously the Chief Information Officer of Pivotal Corporation and the Vice President of Information Technology for Seagate Software.

CONNIE LILLICO, B.A.
Corporate Secretary	Ms. Lillico has been Corporate Secretary of the Company since August 2007. She has worked in public company management and administration since 2000. Ms. Lillico was previously the Corporate Secretary of several publicly traded mining and oil and gas companies for three years, prior to which she was a paralegal with a publicly traded software company for 2 ½ years. Prior to her industry experience, Ms. Lillico worked in as a corporate and securities paralegal with a large national law firm for eight years. Ms. Lillico has a Bachelor of Arts degree from Simon Fraser University and a paralegal certification from Capilano College.

Compensation Discussion & Analysis

The Compensation and Nominating Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation and Nominating Committee’s principal functions are to:

(a)	recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors;
(b)	recommend compensation levels and programs for all other executive officers to the full Board of Directors; and
(c)	administer the Company’s stock option plan (the “Stock Option Plan”).

The Company’s CEO and executive officers participate in executive compensation decisions by making recommendations to the Compensation and Nominating Committee regarding the following:

(a)	executive officer base salary, annual bonus awards and stock option grants;
(b)	annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and
(c)	participation in the Stock Option Plan and amendments to the Stock Option Plan, as necessary.

The Compensation and Nominating Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

The following executive compensation principles guide the Compensation and Nominating Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

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•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;
•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;
•	Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and
•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company has also received benchmark market data from a compensation consultant in the past, but did not obtain such information for the 2014 and 2015 years because it did not retain its compensation consultant due to economic conditions. The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Stock Option Plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, stock option grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation amounts are recommended to the Board of Directors by the Compensation and Nominating Committee after discussion amongst the members of the Compensation and Nominating Committee. Each component of compensation and the decisions of the Compensation and Nominating Committee about each component have an impact on the Committee’s decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or options granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing its compensation program, setting objectives and making incentive awards, the Board and the Compensation and Nominating Committee carefully consider potential risks. A number of business risks were mapped to decision-makers and compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term development requirements at its operations;
•	Achievement of cash flow from operations objectives for corporate and for operating units;
•	Not exceeding targets for total cash costs per payable silver ounces of production on a consolidated basis and on a per operating unit basis;
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•	Achievement of targets for consolidated net income before taxes;
•	Managing capital expenditures within planned project budgets; and
•	Achieving safety results and meeting environmental requirements.

The Board did not identify any compensation practices that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation and Nominating Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. Please see “Summary Compensation Table” and “Services Agreement - Keith Neumeyer”.

The Company has adopted a policy that prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation.

The Company has, in the past, engaged a third party compensation consultant to provide specific advice to it on executive and director compensation matters. During the most recently completed fiscal year, due to economic conditions, the Company did not engage a compensation consultant and executive and director compensation remained unchanged.

The Company’s Say-on-Pay Policy is an important piece in the continuous review of executive compensation. See “Business of the Meeting - Say-on-Pay Vote” for more information.

Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment or service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation and Nominating Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation and Nominating Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation and Nominating Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation and Nominating Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation and Nominating Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The CEO does not make a recommendation with respect to his own salary. The Compensation and Nominating Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has entered into an employment or service agreement with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions.

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Following are the significant terms of each of the Named Executive Officers’ employment and services agreements:

Services Agreement - Keith Neumeyer

The Company’s subsidiary, FMS Trading AG entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer which agreement replaces all other previous employment and service agreements. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President for an unspecified term at a current fee of $850,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors or a committee of the Board. The Services Agreement may be terminated by the Company, without cause, by payment of 12 months’ base payment plus benefits. This amount would increase by two months for each additional year of engagement. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. In the event of a change of control, the Company may terminate the Services Agreement without cause, or Mr. Neumeyer shall have 60 days to elect to terminate the agreement, and upon such termination the Company is required to make severance payments to Mr. Neumeyer totaling 12 months’ base payments plus benefits set out as follows:

(i)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:
•	production stage mining companies similar in size to the peer group with operations in international locations;
•	mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and
•	mining organizations with market capitalization levels similar to the peer group.

(ii)	The 12 months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Mr. Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Employment Agreement - Salvador Garcia

The Company entered into an Employment Agreement effective July 1, 2014 and amended on May 21, 2015, pursuant to which Mr. Garcia is employed as Chief Operating Officer for an unspecified term at a current salary of $350,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee of the Company. For the year ended December 31, 2015, Mr. Garcia was paid a salary of $363,860 and no bonus was paid. The Employment Agreement may be terminated by Mr. Garcia with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Garcia totaling 12 months’ base salary and this payment amount to Mr. Garcia shall increase by two months for each year of employment to a maximum total of 24 months base salary.

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Employment Agreement - Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and subsequently amended (most recently on January 1, 2013) pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of C$400,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee of the Company. For the year ended December 31, 2015, Mr. Polman was paid a salary of C$400,000 and no bonus was paid. The Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Polman totaling 12 months’ base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement - Martin Palacios

The Company entered into an Employment Agreement effective January 1, 2012 and amended January 1, 2013 and April 6, 2015, pursuant to which Mr. Palacios is employed as Chief Transformation Officer for an unspecified term at a current salary of C$300,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee of the Company. For the year ended December 31, 2015, Mr. Palacios was paid a salary of C$293,654 and no bonus was paid. The Employment Agreement may be terminated by Mr. Palacios with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Palacios totaling 12 months’ base salary and this payment amount to Mr. Palacios shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement - Connie Lillico

The Company entered into an Employment Agreement effective July 3, 2007 and subsequently amended (most recently on January 1, 2013) pursuant to which Ms. Lillico is employed as Corporate Secretary for an unspecified term at a current salary of C$250,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee of the Company. For the year ended December 31, 2015, Ms. Lillico was paid a salary of C$250,000 and no bonus. The Employment Agreement may be terminated by Ms. Lillico with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is committed to making severance payments to Ms. Lillico totaling 12 months’ base salary and this payment amount to Ms. Lillico shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Discretionary Bonus Payments

Named Executive Officers may receive discretionary bonuses which are at the sole discretion of the Company’s Board of Directors, the majority of whom are independent of management of the Company. In granting these bonus payments, the Board considers factors such as performance and contributions. The maximum annual bonus payment to the CEO and Chief Operating Officer was limited to 70% of salary and the maximum annual bonus payment to the CFO, the Chief Transformation Officer, the Corporate Secretary and Vice-Presidents is limited to 35% of salary. The Named Executive Officers did not receive a discretionary bonus in the year ending December 31, 2015. See “Information Respecting the Company - Executive Compensation - Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Page 32 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Option Based Awards

The stock option component of the Named Executive Officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Stock Option Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term performance goals of Company personnel that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation and Nominating Committee reviews management’s recommendations and itself recommends to the Board of Directors the granting of stock options to directors, officers, employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation and Nominating Committee. The number of outstanding options and previous grants is also considered by the Compensation and Nominating Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Stock Option Plan.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides its executives may include a cellular telephone, parking stall, Spanish or English lessons and yoga classes.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment received by an officer, director or employee in the event that there is a restatement or correction to the Company’s financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrong-doing that gave rise to the restatement or correction.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Page 33 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation and Nominating Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation and Nominating Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation and Nominating Committee considers the recommendations of management and the CEO in particular. Upon completion of that review, the Compensation and Nominating Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation and Nominating Committee is comprised of three independent directors. The members of the Compensation and Nominating Committee are Tony Pezzotti, David Shaw and Robert McCallum. The Board believes that the Compensation and Nominating Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation and Nominating Committee have direct experience in both public and private sector executive compensation. The Compensation and Nominating Committee is responsible for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers.

The Company generally engages a third party compensation consultant to provide specific advice to it on executive and director compensation matters; however, during the most recently completed fiscal year, due to economic conditions, the Company did not engage a compensation consultant and executive and director compensation remained unchanged.

Executive Compensation-Related Fees

During the year ended December 31, 2015, the Company did not incur any fees related to the compensation review for the Company’s directors, executive officers and employees.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2010 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2015, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2011 to 2015 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company’s executives correlates to the Company’s total shareholder return. The change from 2011 to 2012 reflects, in part, the inclusion of a new officer, being the Chief Transformation Officer.

Page 34 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

60%
40%
20%
0%
-20%
-40%
-60%
-80%
Total Shareholder Return %
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
Named Executive Officers
Total Compensation (C$ million)
2010
2011
2012
2013
2014
2015
Named Executive Officers Total Compensation
S&P/TSX Composite Index
First Majestic Silver Corp.

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2015 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company; (d) the Chief Transformation Officer and (e) the Corporate Secretary, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(4)	Annual incentive plans(5)	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Keith Neumeyer CEO(1)	2015	$850,000	Nil	$437,471	Nil	Nil	Nil	$43,986(6)	$1,331,456
	2014	$836,667	Nil	$402,724	Nil	Nil	Nil	$80,026(6)	$1,319,417
	2013	$816,716	Nil	Nil	$347,318	Nil	Nil	$76,601(6)	$1,240,636
Salvador Garcia COO(2)	2015	$363,860	Nil	$235,690	Nil	Nil	Nil	$25,838(7)	$625,388
	2014	$299,449	Nil	$820,655	Nil	Nil	Nil	$15,193(7)	$1,135,297
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Page 35 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(4)	Annual incentive plans(5)	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Raymond Polman CFO(3)	2015	$312,797	Nil	$196,408	Nil	Nil	Nil	$8,406(8)	$517,611
	2014	$362,074	Nil	$201,362	Nil	Nil	Nil	$7,829(8)	$571,265
	2013	$388,382	Nil	$313,069	$101,950	Nil	Nil	$10,393(8)	$813,794
Martin Palacios CTO(3)	2015	$229,635	Nil	$196,408	Nil	Nil	Nil	$8,406(9)	$434,449
	2014	$248,926	Nil	$201,362	Nil	Nil	Nil	$8,783(9)	$459,071
	2013	$267,012	Nil	Nil	$72,822	Nil	Nil	$9,271(9)	$349,105
Connie Lillico Corporate Secretary(3)	2015	$195,498	Nil	$157,127	Nil	Nil	Nil	$ 8,406(10)	$361,031
	2014	$226,296	Nil	$201,362	Nil	Nil	Nil	$4,050(10)	$431,708
	2013	$242,739	Nil	$313,069	$66,025	Nil	Nil	$10,527(10)	$632,359
(1)	Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF1.0271 in 2015, $1.00 equaling CHF1.0906 in 2014 and $1.00 equaling CHF1.0688 in 2013.

(2)	Amounts paid as salary to Mr. Garcia are paid in Mexican Pesos and are reflected here based on the average rates of $1.00 equaling MXN15.8713 in 2015 and $1.00 equaling MXN13.3071 in 2014.

(3)	Amounts paid as salary to Mr. Polman, Mr. Palacios and Ms. Lillico are paid in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2788 in 2015, $1.00 equaling C$1.1047 in 2014 and 1.00 equaling C$1.1378 in 2013.

(4)	Option based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2788 in 2015, $1.00 equaling C$1.1047 in 2014 and $1.00 equaling C$1.1378 in 2013.

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted Average Fair Value at Grant Date	Expected Dividend Yield	Average Risk-Free Interest Rate	Expected Life	Expected Volatility
2015	$1.53	-	1.11%	3.38	44.2%
2014	$3.02	-	1.45%	3.38	41.0%
2013	$3.13	-	1.40%	3.38	40.0%

This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

(5)	Includes amounts pursuant to the Company’s Performance Bonus Plan, as well as discretionary bonuses awarded in Canadian dollars and reflected here based on the average rate of $1.00 equaling C$1.1378 in 2013.
(6)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, parking, apartment compensation and an executive retreat for Mr. Neumeyer Mr. Neumeyer did not receive any compensation for any of the years set out in the table for his role as a member of the Board.
(7)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, housing compensation, automobile, personal travel costs and an executive retreat for Mr. Garcia.
(8)	Represents the cost of parking and an executive retreat for Mr. Polman.
(9)	Represents the cost of parking and an executive retreat for Mr. Palacios.
(10)	Represents the cost of parking and executive retreat for Ms. Lillico.
Page 36 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout of value vested share-based awards not paid out or distributed ($)
Keith Neumeyer, CEO	200,000 100,000	$4.44 $3.39	5-Jan-20 11-Dec-20	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Salvador Garcia, COO	150,000	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
Raymond Polman, CFO	125,000	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
Martin Palacios, CTO	125,000	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
Connie Lillico, Corporate Secretary	100,000	$4.44	5-Jan-20	Nil	Nil	Nil	Nil
(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2015 year based on the per share price at December 31, 2015 as reported by the TSX of C$4.51 or $3.26.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer, CEO	Nil	Nil	Nil
Salvador Garcia, COO	Nil	Nil	Nil
Raymond Polman, CFO	Nil	Nil	Nil
Martin Palacios, CTO	Nil	Nil	Nil
Connie Lillico, Corporate Secretary	Nil	Nil	Nil
(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
Page 37 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

During the most recently completed financial year, an aggregate of 637,500 options held by Named Executive Officers vested under the Stock Option Plan and an aggregated of 152,500 options were exercised by Named Executive Officers.

Option-Based Awards - Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2015 and includes the exercise price, expiration date and the value of such options as at December 31, 2015.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(2) ($)	Option Expiration Date	Value of Unexercised In-the Money Options(1) ($)
Keith Neumeyer, CEO Total	200,000 200,000 140,000 200,000 100,000 840,000	$11.63 $16.22 $7.54 $4.44 $3.39	9-Dec-16 28-Nov-17 2-Jan-19 5-Jan-20 11-Dec-20	$0.00 $0.00 $0.00 $0.00 $0.00 $0.00
Salvador Garcia COO Total	100,000 70,000 180,000 150,000 500,000	$15.11 $7.54 $8.33 $4.44	2-Jan-18 2-Jan-19 1-Jul-19 5-Jan-20	$0.00 $0.00 $0.00 $0.00 $0.00
Raymond Polman, CFO Total	100,000 100,000 100,000 70,000 125,000 495,000	$11.63 $16.22 $7.67 $7.54 $4.44	9-Dec-16 28-Nov-17 11-Dec-18 2-Jan-19 5-Jan-20	$0.00 $0.00 $0.00 $0.00 $0.00 $0.00
Martin Palacios, CTO Total	200,000 100,000 70,000 125,000 495,000	$11.23 $16.22 $7.54 $4.44	21-Nov-16 28-Nov-17 2-Jan-19 5-Jan-20	$0.00 $0.00 $0.00 $0.00 $0.00
Connie Lillico, Corporate Secretary Total	100,000 100,000 100,000 70,000 100,000 470,000	$11.63 $16.22 $7.67 $7.54 $4.44	9-Dec-16 28-Nov-17 11-Dec-18 2-Jan-19 5-Jan-20	$0.00 $0.00 $0.00 $0.00 $0.00 $0.00
(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2015 financial year using the per share price at December 31, 2015 as reported by the TSX of C$4.51 or $3.26.
(2)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015
Page 38 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the Named Executive Officers’ employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation - Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2015. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base Salary During Period	Bonus During Period	Vacation Pay During Period	Total Gross Payment
Keith Neumeyer(1), CEO	$2,446,758	Nil	$106,618	$2,553,376
Salvador Garcia(2), COO	$466,507	Nil	$0.00	$466,507
Raymond Polman(3), CFO	$578,000	Nil	$42,526	$620,526(6)
Martin Palacios(4), CTO	$325,125	Nil	$(7,326)	$317,799(6)
Connie Lillico(5), Corporate Secretary	$361,250	Nil	$47,131	$408,381(6)
(1)	On a termination without cause or following a change of control, Mr. Neumeyer’s services agreement provide that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.
(2)	On a termination without cause or following a change of control, Mr. Garcia’s employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum of 24 months.
(3)	On a termination without cause or following a change of control, Mr. Polman’s employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.
(4)	On a termination without cause or following a change of control, Mr. Palacios’ employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.
(5)	On a termination without cause or following a change of control, Ms. Lillico’s employment agreement provides that she will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two month for each additional year of employment to a maximum total of 24 months base salary.
(6)	Amounts to Mr. Polman, Mr. Palacios and Ms. Lillico are converted to U.S. dollars at the exchange rate of C$1.00 = $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.

part Six
OTHER INFORMATION

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March 2014, March 2015 and again in March 2016. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 7,783,799 common shares of the Company which represent 5% of the 155,675,982 issued and outstanding shares of the Company as of March 10, 2016. For the year ended December 31, 2015, the Company did not repurchase any shares under the Share Repurchase.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2015, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,416,254	$7.98	5,142,570
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	10,416,254	$7.98	5,142,570
(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.

On May 27, 2014, the shareholders of the Company approved the Company’s Stock Option Plan, the purpose of which is to provide incentive to the directors, officers, employees and consultants of the Company to act in the best interests of the Company. Pursuant to the Stock Option Plan, the Board may, from time to time, grant to directors, employees or consultants options to acquire shares of the Company.

The Stock Option Plan is administered by the Corporate Secretary on the instructions of the Board of Directors. The Board of Directors may terminate the Stock Option Plan at any time provided that such termination will not alter the terms or conditions of any option awarded prior to the date of such termination.

As of December 31, 2015, there were 10,416,254 stock options outstanding under the Stock Option Plan representing 7% of the outstanding common shares of the Company at such date. Pursuant to the Stock Option Plan, options to purchase 5,142,570 common shares remain available for issuance as at December 31, 2015, which, when combined with outstanding options, represents approximately 10% of the outstanding common shares of the Company at such date.

The material terms of the Stock Option Plan are as follows:

•	Maximum Number of Shares Issuable - The maximum number of shares issuable under the Stock Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the Stock Option Plan, shall not in the aggregate exceed 10% of the issued and outstanding shares (calculated as at the grant date of such options).
•	Expiration Date - Options expire 5 years from the date of grant, unless terminated earlier in accordance with the Stock Option Plan, subject to expirations that occur during a trading blackout.
•	Exercise Price - The exercise price is determined by the Board, but is not to be less than the closing price of the shares on the TSX on the last day immediately preceding the grant date.
Page 40 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

•	Vesting Schedule - Options vest in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date.
•	Prohibitions on Granting - The Company is prohibited from granting options to (a) any one person where the grant would result in such person holding options to acquire shares in excess of 5% of the issued and outstanding shares of the Company, (b) insiders where such grant would result in the number of shares (i) issued to insiders within any one year period, or (ii) issuable to insiders, at any time, under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, exceeding 10% of the issued and outstanding shares as at the award date (c) a non-employee director where such grant would result in the non-employee directors, as a group, holding options to acquire shares in excess of 1% of the issued and outstanding shares, and (d) any non-employee director where such grant would result in such person having received options during the 12 month period ending on the award date which have a combined value in excess of C$100,000.
•	Death or Disability - In the event of the death or disability of an option holder while he or she is a director or an employee or the deemed death or disability in the case of a consultant of the Company, the expiry date shall be one year from the date of death or disability. Any options which are unvested as of the date of death or disability will not vest. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.
•	Termination of Employment - In the event that an option holder is an employee and ceases to be employed by the Company (other than by reason of death, disability, mandatory retirement, a change of control, termination for cause or as a result of an order of a regulatory body), the expiry date of the option shall be the 60th day following the date the employee ceased to be employed. If the option holder ceases to be an employee as a result of (i) termination for cause; or (ii) by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, the expiry date shall be the date the option holder ceased to be an employee. All options which are not vested as of the date the employee ceases to be employed shall not vest unless the option holder continues to be a director or consultant of the Company, in which case the expiry date and the vesting of the options shall be unchanged. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.
•	Mandatory Retirement - If an employee ceases to be an employee by reason of mandatory retirement, all unvested options will immediately vest and become exercisable and the expiry date will be one year from the date of retirement.
•	Ceasing to be a Director - In the event that an option holder is a director of the Company and ceases to be a director other than by reason of death or disability, all unvested options shall immediately vest and become exercisable and the expiry date of the option shall be the 90th day following the date the option holder ceased to be a director of the Company. If the option holder ceases to be a director but continues to be an employee or consultant, the options will not so vest and the expiry date will remain unchanged. If the option holder ceases to be a director as the result of certain prescribed circumstances in the Stock Option Plan, the expiry date of the options will be the cessation date and any unvested options will not vest.
•	Termination/Expiration of Consultant Agreement - In the event that an option holder is a consultant of the Company and the option holder ceases to be a consultant by reason of the completion or termination of the contract under which the consultant provides services to the Company, the expiry date of the option shall be the 60th day following such cessation date and any options which are unvested as of the date the option holder ceases to be a consultant will not vest, unless the option holder ceases to be a consultant but continues to be engaged as a director or employee of the Company, in which case the expiry date and vesting shall remain unchanged. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.
Page 41 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

•	Assignment - Options are non-assignable and non-transferable otherwise than by will or the laws of descent and distribution or to a holding entity, RRSP, RRIF or TFSA of the option holder.
•	Amendments Not Requiring Shareholder Approval - The Board may, without shareholder approval, amend, suspend or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing:
(a)	altering, extending or accelerating the terms and conditions of vesting of any options;
(b)	a change to the termination provisions of the Stock Option Plan or any option which does not entail an extension beyond the original expiry date;
(c)	amending or modifying the mechanics of exercise of options;
(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);
(e)	effecting amendments respecting the administration of the Stock Option Plan;
(f)	amending the change of control provisions of the Stock Option Plan, provided that any amendment does not allow option holders to be treated any more favourably than other holders of shares with respect to the consideration holders would be entitled to receive upon a change of control; and
(g)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or pursuant to the rules, regulations and policies of the TSX,

provided that any such amendment does not, without the consent of the option holder, alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment in a manner materially prejudicial to such option holder.

•	Amendments Requiring Shareholder Approval - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:
(a)	any increase in the number of shares issuable under the Stock Option Plan, except such adjustments as are necessary in respect of a change in or substitution or exchange of outstanding shares;
(b)	any reduction in the exercise price of an option or the cancellation and reissue of an option within three months of the date of such cancellation;
(c)	any extension of the term of an option beyond its original expiry date, except as may be effected in connection with a blackout period;
(d)	any amendment to permit the transfer or assignment of an option other than for normal estate settlement purposes;
(e)	any amendment to the maximum number of shares issuable under the Stock Option Plan or any amendment to the amendment sections of the Stock Option Plan; and
(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.
•	Financial Assistance - The Company does not offer financial assistance in respect of the exercise of options.
Page 42 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Indebtedness of Directors and Senior Officers to the Company

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 - Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the Company’s website at www.firstmajestic.com or under the Company’s profile on SEDAR at www.sedar.com.

Additional Information

Financial information concerning the Company is also provided in the Company’s audited consolidated financial statements and management discussion & analysis for the year ended December 31, 2015.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1805 - 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Page 43 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 25th day of April, 2016.

“Keith Neumeyer”

Keith Neumeyer, President and Chief Executive Officer

Page 44 FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on November 28, 2013)

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.	Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).
2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.
FIRST MAJESTIC SILVER CORP. - 2016 MANAGEMENT INFORMATION CIRCULAR

3.	Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Compensation and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Compensation and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.
4.	No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Compensation and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.
5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:
(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;
(b)	the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and
(c)	if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.
6.	During the period between annual shareholder meetings, directors must advise the Compensation and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board
(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.
(b)	Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.
(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;
(b)	annually, following each annual general meeting of shareholders:
(i)	electing a Chair of the Board and appointing the President and CEO of the Company,
(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and
(iii)	appointing committees of the Board, including an Audit Committee, Corporate Governance Committee, Compensation and Nominating Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:
(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and
(B)	directors who are also officers of the Company shall not participate in determining the composition of the Compensation and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;
(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;
(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;
(e)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;
(f)	periodically assessing the adequacy and form of director compensation;
(g)	assuming responsibility for the Company’s governance practices;
(h)	establishing new director orientation and ongoing director education processes;
(i)	ensuring that the independent directors meet regularly without executive directors and management present;
(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;
(k)	setting the terms of reference for the Board; and
(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;
(b)	appoint and discharge the CEO and plan CEO succession;
(c)	set terms of reference for the CEO;
(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;
(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;
(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;
(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;
(h)	approve decisions relating to senior management, including:
(i)	review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;
(ii)	on the recommendation of the CEO, appoint and discharge the officers of the Company;
(iii)	review compensation plans for senior management including salary, incentives, benefit and pension plans; and
(iv)	employment contracts, termination and other special arrangements with executive officers;
(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;
(j)	approve certain matters relating to the Company’s employees in general, including:
(k)	the Company’s broad compensation strategy and philosophy; and
(l)	new benefit programs or material changes to existing programs; and
(m)	ensure succession planning programs are in place, including programs to train and develop management.
4.	Strategy and Plans

The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;
(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
(f)	approve material acquisitions and divestitures;
(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;
(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and
(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.
5.	Financial and Corporate Matters

The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;
(c)	ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;
(d)	ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;
(e)	declare dividends if and when the Board deems it to be appropriate;
(f)	approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;
(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;
(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and
(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

6.	Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;
(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;
(c)	approve any plans to hedge mineral sales; and
(d)	review the adequacy of security of information, information systems and recovery plans.
7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;
(b)	ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure of Information, Confidentiality and Restrictions on Trading Policy;
(c)	ensure the Board has measures in place to receive feedback from shareholders;
(d)	approve interaction with shareholders on all items requiring shareholder response or approval;
(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and
(f)	report annually to the shareholders on the Board's stewardship for the preceding year.
8.	Company Policies

The Board has the responsibility to:

(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and
(c)	approve and periodically review the following:
(i)	the Company’s Code of Ethical Conduct;
(ii)	the Company’s Whistle Blower Policy;
(iii)	the Company's Disclosure of Information, Confidentiality and Restrictions on Trading Policy; and
(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.	The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.
2.	The Act requires that each director:
(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:
(i)	to disclose conflicts of interest;
(ii)	not to appropriate or divert corporate opportunities;
(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and
(iv)	to disclose information vital to the business of the Company in the possession of a director;
(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and
(c)	acts in accordance with the Act and the Company’s Articles.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on November 28, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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